FSD PHARMA INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF

OPERATIONS

As used in this management's discussion and analysis of financial condition and results of operations ("MD&A"), unless the context indicates or requires otherwise, all references to the "Company", "FSD", "we", "us" or "our" refer to FSD Pharma Inc., together with our subsidiaries, on a consolidated basis as constituted on June 30, 2023.

This MD&A for the three and six months ended June 30, 2023 and 2022 should be read in conjunction with the Company's unaudited condensed consolidated interim financial statements and the accompanying notes for the three and six months ended June 30, 2023 and 2022. The financial information presented in this MD&A is derived from the Company's unaudited condensed consolidated interim financial statements for the three and six months ended June 30, 2023 and 2022 ("financial statements") which have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). All amounts are in United States dollars except where otherwise indicated.

This MD&A is dated as of July 20,2023.

About FSD Pharma

FSD Pharma Inc. ("FSD" or the "Company") is a biotechnology company engaged in pharmaceutical research and development ("R&D"). Through the Company's wholly owned subsidiary, Lucid Psycheceuticals Inc. ("Lucid"), the Company is focused on the research and development of its lead compounds Lucid-MS (also known as Lucid-21-302) and Lucid-PSYCH (also known as Lucid-201). The Company is also focused on the development of UNBUZZD™, a proprietary formulation of natural ingredients, vitamins, and minerals to help with liver and brain function for the purposes of quickly relieving individuals from the effects of alcohol consumption. During the period ended June 30, 2023, the Company made a strategic decision to terminate the ongoing R&D of ultra-micronized palmitoylethanolamide ("PEA") or FSD-PEA (also known as FSD-201).

FORWARD-LOOKING INFORMATION

This MD&A contains forward-looking statements and forward-looking information (collectively, "forward-looking statements") within the meaning of applicable securities laws. Any statements that are contained in this MD&A that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements are often identified by terms such as "plans", "expects", "expected", "scheduled", "estimates", "intends", "anticipates", "hopes", "planned" or "believes", or variations of such words and phrases, or states that certain actions, events, or results "may", "could", "would", "might", "potentially" or "will" be taken, occur or be achieved. More particularly, and without limitation, this MD&A contains forward-looking statements contained in this MD&A include statements concerning the future of FSD Pharma Inc. and are based on certain assumptions that FSD Pharma has made in respect thereof as of the date of this MD&A. FSD Pharma cannot give any assurance that such forward-looking statements will prove to have been correct.

Since forward-looking statements relate to future events and conditions, by their very nature they require making assumptions and involve inherent risks and uncertainties. The Company cautions that although it believes the expectations and material factors and assumptions reflected in these forward-looking statements are reasonable as of the date hereof, there can be no assurance that these expectations, factors and assumptions will prove to be correct, and these risks and uncertainties give rise to the possibility that actual results may differ materially from the expectations set out in the forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to a number of known and unknown risks and uncertainties including, but not limited to: the fact that the drug development efforts of both Lucid and FSD BioSciences are at a very early stage; the fact that preclinical drug development is uncertain, and the drug product candidates of Lucid and FSD BioSciences may never advance to clinical trials; the fact that results of preclinical studies and early-stage clinical trials may not be predictive of the results of later stage clinical trials; the uncertain outcome, cost, and timing of product development activities, preclinical studies and clinical trials of Lucid and FSD BioSciences; the uncertain clinical development process, including the risk that clinical trials may not have an effective design or generate positive results; the potential inability to obtain or maintain regulatory approval of the drug product candidates of Lucid and FSD BioSciences; the introduction of competing drugs that are safer, more effective or less expensive than, or otherwise superior to, the drug product candidates of Lucid and FSD BioSciences; the initiation, conduct, and completion of preclinical studies and clinical trials may be delayed, adversely affected, or impacted by COVID-19 related issues; the potential inability to obtain adequate financing; the potential inability to obtain or maintain intellectual property protection for the drug product candidates of Lucid and FSD BioSciences; and other risks. Accordingly, readers should not place undue reliance on the forward-looking statements contained in this MD&A, which speak only as of the date of this MD&A.

Further information regarding factors that may cause actual results to differ materially are included in the Company's annual and other reports filed from time to time with the Canadian Securities Administrators on SEDAR (www.sedar.com) and with the U.S. Securities and Exchange Commission on EDGAR (www.sec.gov), including the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2022, under the heading "Risk Factors." This list of risk factors should not be construed as exhaustive. Readers are cautioned that events or circumstances could cause results to differ materially from those predicted, forecasted or projected. The forward-looking statements contained in this document speak only as of the date of this document. FSD Pharma does not undertake any obligation to publicly update or revise any forward-looking statements or information contained herein, except as required by applicable laws. The forward-looking statements contained in this document are expressly qualified by this cautionary statement. Additional information relating to FSD can be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

OVERVIEW

The Company was formed under and is governed by the provisions of the Business Corporations Act (Ontario) (the "OBCA") on November 1, 1998, pursuant to the amalgamation of Olympic ROM World Inc., 1305206 Ontario Company, 1305207 Ontario Inc., Century Financial Capital Group Inc. and Dunberry Graphic Associates Ltd. The Company's registered office is located at 199 Bay Street, Suite 4000, Toronto, Ontario, M5L 1A9.

On March 15, 2018, the Company's shareholders approved the amendments contemplated by the Articles of Amendment at the 2018 annual and special meeting of the shareholders, pursuant to which, among other things, the Company's shareholders approved certain changes to the capital structure of the Company.

On May 24, 2018, pursuant to Articles of Amendment, the Company changed its name to "FSD Pharma Inc." and the capital structure of the Company was reorganized to create a new class of Class A shares, amend the terms of and re-designate the existing common shares as Class B subordinate voting shares (the "Class B Shares"), and eliminate the existing non-voting Class A preferred shares and non-voting Class B preferred shares.

On May 29, 2018, the Class B shares commenced trading on the Canadian Securities Exchange under the trading symbol "HUGE".

On October 16, 2019, the Company amended its articles of incorporation to complete a consolidation of all of its issued and outstanding share capital. Pursuant to the amendment, all of the issued and outstanding Class A shares and Class B shares were consolidated on the basis of one post-consolidation share for every 201 pre-consolidation shares of the Company (the "Consolidation"). Unless otherwise noted, presentation in this MD&A of the number of Class A shares, Class B shares, stock options, warrants and the issue or exercise prices and any other data related to the foregoing securities are all presented on a post-Consolidation basis.

On January 9, 2020, the Class B Shares commenced trading on the Nasdaq under the trading symbol "HUGE".

The Company operates in two segments: Biotechnology and Strategic Investments. The Company's Biotechnology segment is focused on furthering the research and development of the Company's two primary drug candidates consisting of Lucid-MS and Lucid-PSYCH, as further defined below, and the development of UNBUZZD™. The Company's Strategic Investments segment is focused on generating returns and cashflow through the issuance of loans secured by residential or commercial real estate property, with FSD Strategic Investments (as defined below) having a first collateral mortgage on the secured property.

As of the date hereof, the Company currently has six material subsidiaries:

(i) FSD Biosciences Inc. ("FSD Biosciences"), which is wholly owned by the Company and incorporated under the laws of the State of Delaware;

(ii) Prismic Pharmaceuticals Inc. ("Prismic"), which is wholly owned by the Company and incorporated under the laws of the State of Arizona;

(iii) FV Pharma Inc. ("FV Pharma"), which is wholly owned by the Company and incorporated under the OBCA;

(iv) Lucid, which is wholly owned by the Company and incorporated under the OBCA;

(v) FSD Strategic Investments Inc. ("FSD Strategic Investments"), which is wholly owned by the Company and incorporated under the OBCA; and

(vi) FSD Pharma Australia Pty Ltd. ("FSD Australia"), which is wholly owned by the Company and incorporated under the laws of Australia.

BIOTECHNOLOGY OPERATIONS

The Company, through its wholly owned subsidiaries, FSD Biosciences, Lucid, Prismic, and FSD Australia, is a pharmaceutical research and development company focused on developing, over time, multiple applications of Lucid-MS and Lucid-PSYCH. The Company is also focused on the research and development of UNBUZZD™, a proprietary formulation of natural ingredients, vitamins, and minerals to help with liver and brain function for the purposes of quickly relieving individuals from the effects of alcohol consumption.

Through the acquisition of Prismic, the Company acquired an exclusive, worldwide license (excluding Italy and Spain) to exploit, for certain specified pharmaceutical purposes, patents and other intellectual property rights to PEA owned by Epitech Group SpA ("Epitech"). Pursuant to a royalty agreement between Prismic and FSD Pharma, Prismic holds the right to receive, from FSD, a percentage of the net sales of products developed for conditions relating to pain in humans and certain other conditions using certain intellectual property owned or controlled by Epitech or its affiliates, including those relating to PEA. PEA is a naturally occurring substance that is produced within the body in response to inflammation. FSD Pharma is currently seeking to advance pharmaceutical development programs centered on PEA that meet one or more selected criteria. All efforts are intended to be founded on a biological plausibility of an efficacious effect with a high safety profile.

The Company has successfully completed Phase 1 first-in-human safety and tolerability study for PEA and has found the compound to be safe with no serious adverse side effects. This study also validated considerable scientific literature already published in the European Union that claims safety and tolerability of PEA. PEA is currently being dispensed in Italy and Spain as a prescription based medical food supplement since 2004.

The Company received permission from the Food and Drug Administration (the "FDA") in June 2020 to submit an IND Application for the use of PEA to treat COVID-19, the disease caused by the SARS-CoV-2 virus.

The Company submitted to the FDA an IND Application for the use of PEA in August 2020. In September 2020, the Company received authorization from the FDA to initiate a Phase 2 clinical program for the use of PEA to treat COVID-19. On August 24, 2021, the Company terminated the Phase 2 clinical program specific to treating COVID-19, while the Company continues to evaluate other indications to potentially target for PEA. The Company had retained an independent biotechnology and pharma-focused investment banking firm to evaluate FSD-PEA's current potential commercial viability for COVID-19 treatment (the "FSD-PEA Review"). The findings of the FSD-PEA Review suggested that while there were potential commercial opportunities for FSD-PEA, the treatment of COVID-19 by FSD-PEA is specifically unlikely to be commercially viable.

On May 31, 2022, the Company submitted an IND application with the FDA and Health Canada detailing a planned Phase 2 clinical trial of FSD-PEA for the treatment of a yet-to-be-disclosed inflammatory disorder.

On July 13, 2022, Lucid filed a provisional patent application on novel formulations of PEA. The new patent application is based on the results of completed preclinical animal toxicology studies and the Phase 1 clinical trial sponsored by FSD Pharma.

On September 6, 2022, the Company received a "Study May Proceed" letter for the IND application from the FDA and "Notice of Authorization" from Health Canada for its Phase 2 clinical trial of FSD-PEA.

On January 17, 2023, the Company submitted the clinical trial application for a planned Phase 1 clinical trial for Lucid-MS, a candidate for the treatment of multiple sclerosis.

On April 17, 2023, the Company completed the first-in-human sentinel dosing of Lucid-MS in the Company's Phase I clinical trial evaluating its novel drug candidate as an orally administered treatment for multiple sclerosis.

On March 22, 2023, FSD Australia received the certificate of approval from the Alfred Ethics Committee in Australia to proceed with a Phase 1 clinical trial of Lucid-201, as a novel drug candidate for the potential treatment of Major Depressive Disorder.

On June 2, 2023, the Company terminated any further clinical development of its proprietary ultra-micronized FSD-PEA formulation for the treatment of inflammatory diseases and put on hold any further clinical development of Lucid-PSYCH for mental health disorder as part of a strategic decision to focus efforts and allocate capital to the advancement of Lucid-MS and UNBUZZD.

Epitech License Agreement

On January 8, 2020, the Company entered into an amended and restated license agreement with Epitech, as further amended in July 2020 (defined in this subsection as the "License Agreement"), which amended and restated the license agreement between Prismic and Epitech through which Prismic secured certain intellectual property rights to PEA from Epitech. The License Agreement grants the Company an exclusive, worldwide license (excluding Italy and Spain where the Company is not licensed and Epitech remains entitled to commercialize the Licensed Products (as defined herein), directly or indirectly) (the "Epitech License") to research, manufacture and commercialize products (defined in this subsection as the "Licensed Products") that are developed using certain proprietary formulations of PEA owned by Epitech and that are to be used to treat chronic kidney disease in humans or, if a prescription drug, any other human condition that is related to pain and chronic pain. In addition, under the terms of the Epitech License, as further amended on July 9, 2020, if Epitech develops or commercializes a prescription drug for the treatment of any other human condition unrelated to pain and chronic pain (a "Different Prescription Drug") in its territory, the Company has a first refusal right to use Epitech's patents to develop and commercialize this Different Prescription Drug in its territory (i.e. worldwide excluding Italy and Spain). Should the Company exercise this right, but then fail to demonstrate commercially reasonable efforts to develop the Different Prescription Drug in the two years following, Epitech would be free to exploit and/or license to third parties the use of the patents for the Different Prescription Drug. Finally, the Epitech License provides the Company with a nonexclusive license to use Epitech's scientific and technical know-how with respect to FSD-PEA in connection with the development or commercialization of the Licensed Products discussed above.

Under the terms of the License Agreement, the Company is required to make payments to Epitech upon the achievement of specified milestones. The Company was required to pay the non-refundable sum of $300,000 on or before October 31, 2019. Upon first notification by the FDA of approval of a New Drug Application, the non-refundable sum of $700,000 is due and payable to Epitech. Within thirty days of the first notification by the FDA of approval of a New Drug Application, the Company is required to pay the non-refundable sum of $500,000. Within ten business days of the first notification of approval of a Supplemental New Drug Application by the FDA, the Company is required to pay the non-refundable sum of $1,000,000 to Epitech.

The License Agreement also specifies certain royalty payments. Pursuant to the License Agreement, the Company must pay Epitech 25% (in the case of non-prescription drug rights) and 5% (in the case of prescription drug rights) of any one-off lump sum payments it receives as consideration for granting a sub-license to a third-party with respect to a Licensed Product. In addition, the Company is required to pay either: (a) 7% of net sales of the Licensed Products in a product regulatory category other than prescription drugs placed on the market by the Company; (b) 25% of the royalties received by the Company from sub-licensees (such royalties, the "Net Receipts") where Licensed Products in a product regulatory category other than prescription drugs are placed on the market by such sub-licensees; or (c) 5% of net sales or Net Receipts of the Licensed Products that are prescription drugs.

Unless otherwise terminated in accordance with its terms, the Epitech License will remain in force until the Company is no longer obligated to pay royalties under the License Agreement, which obligation will expire on a country-by-country basis when the last valid claim of the Licensed Patents covering the Licensed Products in a given country expires. The approval of a therapeutically equivalent, generic version of the Licensed Product(s) in a country will conclusively demonstrate that a valid claim does not cover the Licensed Products in that country. If there are no patents covering the Licensed Products in a country, royalties are payable for the license of the scientific and technical know-how under the Epitech License until expiration of the last-to expire Epitech patent that relates to PEA.

The Company does not expect to make any additional payments under the Epitech License Agreement following the termination of the FSD-PEA clinical trials.

The above description of the License Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which is available under the Company's SEDAR and EDGAR profiles.

Lucid-MS Agreement

On May 19, 2021, prior to its acquisition by the Company, Lucid entered into a license agreement with the University Health Network ("UHN") that governs the world-wide licensing of certain intellectual property rights and data associated with Lucid-MS. Under the terms of the agreement, the Company shall pay a yearly license maintenance fee of C$100,000 to UHN until the first commercial sale of a product utilizing the intellectual property licensed to the Company under the agreement including Lucid-MS is made.

Under the agreement the Company is committed to minimum milestones payments of $nil and maximum milestones payments of C$12,500,000 if all product development and regulatory milestones are met.

Furthermore, the Company is also responsible to pay revenue milestone payments and royalties if revenue milestones from commercial sales are achieved. Milestones can be extended by mutual agreement.

Lucid-PSYCH Agreement

On October 1, 2021, the Company entered into an agreement with Covar Pharmaceuticals Inc. ("Covar"), a contract development and manufacturing services organization, to commence work on providing research quantities of the Company's drug candidate, Lucid-PSYCH, on an exclusive basis for further clinical evaluation (the "Covar Agreement"). Covar's research and development facility is licensed to handle psychoactive compounds such as Lucid-PSYCH, which are "controlled substances" listed under the Controlled Drugs and Substances Act (Canada). Pursuant to the Covar Agreement, Covar will produce non-good manufacturing practices and good manufacturing practices for Lucid-PSYCH for use in the Company's planned pre-clinical and Phase 1 clinical trials, respectively.

UNBUZZD™

UNBUZZD™ is a proprietary formulation of natural ingredients, vitamins, and minerals to help with liver and brain function for the purposes of quickly relieving individuals from the effects of alcohol consumption, such as inebriation, and restoring normal lifestyle.

The Company has entered into a non-binding letter of intent dated June 19, 2023, with 1319741 B.C. Ltd., which will be renamed Celly Nutrition Corp. ("Celly Nu"), an unlisted reporting issuer, which sets forth the basic terms and conditions upon which Celly Nu will be granted exclusive rights to recreational applications for the Company's alcohol misuse technology designed to accelerate alcohol detoxification. In return for exclusive rights to recreational products, the Company will receive royalty payments on future sales should a product, hypothesized as a beverage, be commercialized. The Company will retain all rights to medical and pharmaceutical applications under its umbrella to further develop the franchise as part of its portfolio.

STRATEGIC INVESTMENT OPERATIONS

On May 13, 2022, FSD Strategic Investments, a wholly owned subsidiary of the Company, was incorporated. FSD Strategic Investments is focused on generating returns and cashflow through the issuance of loans secured by residential or commercial property. FSD Strategic Investments earns interest through fixed rate lending arrangements that have an average term to maturity of two years from the date of issuance. The loans are secured by residential or commercial property with a first collateral mortgage on the secured property. Loans are issued up to 55% of the appraised value of the secured property. As at June 30, 2023, the Company has a finance receivable balance of $8,328,087 and minimum contractual payments receivable at the end of the loan terms totaling $9,070,102. The loans will begin to mature in the second quarter of fiscal 2024.

DISCONTINUED OPERATIONS

In March 2020, the Company decided to focus its efforts and resources on the pharmaceutical business and initiated a process to sell FV Pharma's facility located at 520 William Street, Cobourg, Ontario, K9A 3A5 (the "Facility") and the 64-acre property on which the Facility is located (the "Facility Property") and exit the medical cannabis industry. On May 6, 2022, the Company closed the sale of the Facility and the Facility Property for total consideration of $12,730,942 (C$16,400,000). The Company recognized a gain of $4,249,582 on the sale of the Facility and the Facility Property and incurred selling expenses of $616,002.

Assets included in the sale consisted of the Facility and Facility Property. No liabilities of the Company were transferred as part of the sale. Subsequent to the sale of the Facility and the Facility Property results of operations related to FV Pharma are reported as continued operations.

SELECTED FINANCIAL HIGHLIGHTS

The following table presents selected financial information for the three and six months ended June 30, 2023 and 2022:

	For the three months ended		For the six months ended
		June 30,		June 30,
	2023	2022	2023	2022
	$	$	$	$

General and administrative	1,870,758	4,966,529	4,587,535	8,494,831
External research and development fees	1,610,528	1,412,104	3,922,124	2,349,156
Share-based payments	403,393	355,006	3,609,928	438,167
Depreciation and amortization	1,107,318	1,132,364	2,237,289	2,233,519
Impairment loss	3,839,523	-	4,319,619	-
Total operating expenses	8,831,520	7,866,003	18,676,495	13,515,673
Net loss from continuing operations	(5,490,293)	(7,965,505)	(15,447,822)	(13,426,336)
Net income from discontinued operations	-	3,541,340	-	3,096,834
Net loss for the period	(5,490,293)	(4,424,165)	(15,447,822)	(10,329,502)

OVERALL FINANCIAL PERFORMANCE

Three and six months ended June 30, 2023

For the three and six months ended June 30, 2023, general and administrative expenses were $1,870,758 and $4,587,535, compared to $4,966,529 and $8,494,831, respectively, for the comparative periods in the prior year. This represents a decrease of $3,095,771 or 62% for the three months ended June 30, 2023, and a decrease of $3,907,296 or 46% for the six months ended June 30, 2023, compared to the equivalent periods in the prior year. The decrease for the three and six months ended June 30, 2023, was primarily related to a decrease in professional fees associated with litigation matters, a decrease in investor relation expenses due to one-time costs incurred in the prior periods, and decreased spending on building and facility costs and general office expenditures.

For the three and six months ended June 30, 2023, external research and development fees were $1,610,528 and $3,992,124 compared to $1,412,104 and $2,349,156, respectively, for the comparative periods in the prior year. This represents an increase of $198,424 or 14% and $1,572,968 or 67% for the three and six months ended June 30, 2023, respectively, compared to the equivalent periods in the prior year. For the three and six months ended June 30, 2023, the Company incurred increased expenses related to its key compounds related to planned trials and development. For the six months ended June 30, 2023, the Company incurred approximately $1.1 million related to Phase 1 clinical trial of Lucid-201 in Australia.

For the three and six months ended June 30, 2023, share-based payments expense was $403,393 and $3,609,928 compared to $355,006 and $438,167, respectively, for the comparative periods in the prior year. This represents an increase of $48,387 or 14%, and $3,171,761 or 724% compared to the equivalent periods in the prior year, respectively. Share-based payments change based on the variability in the number of options granted, vesting periods of the options, the number of PSUs granted, vesting periods of the PSUs, and the grant date fair values and share-based bonuses issued. During the three and six months ended June 30, 2023, the Company issued warrants for services for $1,231,980 and recognized $2,377,948 related to share-options and PSUs.

For the three and six months ended June 30, 2023, depreciation and amortization was $1,107,318 and $2,237,289 compared to $1,132,364 and $2,233,519, respectively, for the comparative periods in the prior year. This represents a decrease of $25,046 or 2%, and an increase of $3,770 or 0% compared to the equivalent periods in the prior year, respectively. Depreciation and amortization is primarily related to the amortization of intellectual property.

For the three and six months ended June 30, 2023, impairment loss was $3,839,523 and $4,319,619 compared to $nil and $nil, respectively, for the comparative periods in the period year. This represents an increase of $3,839,523 or 100% and $4,319,619 or 100% compared to the equivalent periods in the prior year, respectively. The Company recognized an impairment loss of $3,839,523 during the three months ended June 30, 2023, as the Company fully impaired the Prismic intangible assets following the decision to terminate the clinical trials of FSD-PEA. The Company recognized an impairment loss of $480,096, during the six months ended June 30, 2023, as the Company fully impaired the Innovet intangible asset following the decision to no longer purse the development of the ultra-micro PEA for veterinary purposes.

For the three and six months ended June 30, 2023, net loss was $5,490,293 and $15,447,822 compared to $4,424,165 and $10,329,502, respectively, for the comparative periods in the prior year. Net loss for the three and six months ended June 30, 2023, is comprised of net loss from continuing operations of $5,490,293 and $15,477,822 and net income from discontinued operations of $nil and $nil, respectively, compared to net loss from continuing operations for the three and six months ended June 30, 2022 of $7,965,505 and $13,426,336 and net income from discontinued operations of $3,541,340 and $3,096,834.

	As at June 30,	As at December 31,
	2023	2022	Change
	$	$	$	%
Cash	5,670,847	16,980,472	(11,309,625)	-67%
Total assets	21,408,091	38,410,656	(17,002,565)	-44%
Total liabilities	5,858,823	7,868,436	(2,009,613)	-26%

The Company concluded the six months ended June 30, 2023, with cash of $5,670,847 (December 31, 2022 - $16,980,472).

RESULTS OF OPERATIONS

The following table outlines our consolidated statements of loss for the three and six months ended June 30, 2023 and 2022:

	For the three months ended June 30,				For the six months ended June 30,
	2023	2022	Change		2023	2022	Change
	$	$	$	%	$	$	$	%
Expenses
General and administrative	1,870,758	4,966,529	(3,095,771)	-62%	4,587,535	8,494,831	(3,907,296)	-46%
External research and development fees	1,610,528	1,412,104	198,424	14%	3,922,124	2,349,156	1,572,968	67%
Share-based payments	403,393	355,006	48,387	14%	3,609,928	438,167	3,171,761	724%
Depreciation and amortization	1,107,318	1,132,364	(25,046)	-2%	2,237,289	2,233,519	3,770	0%
Impairment loss	3,839,523	-	3,839,523	100%	4,319,619	-	4,319,619	100%
Total operating expenses	8,831,520	7,866,003	965,517	12%	18,676,495	13,515,673	5,160,822	38%

Loss from continuing operations	(8,831,520)	(7,866,003)	(965,517)	12%	(18,676,495)	(13,515,673)	(5,160,822)	38%

Interest income	(186,163)	(2,218)	(183,945)	8293%	(458,504)	(2,218)	(456,286)	20572%
Finance expense, net	-	16,253	(16,253)	-100%	667	32,635	(31,968)	-98%
Gain on remeasurement of financial liability	(2,926,922)	-	(2,926,922)	100%	(2,926,922)	(82,725)	(2,844,197)	3438%
Gain on change in fair value of derivative liability	(328,193)	(97,264)	(230,929)	237%	(121,243)	(339,783)	218,540	-64%
Loss on changes in fair value of investments	100,051	182,731	(82,680)	-45%	277,329	302,754	(25,425)	-8%
Net loss from continuing operations	(5,490,293)	(7,965,505)	2,475,212	-31%	(15,447,822)	(13,426,336)	(2,021,486)	15%

Net loss from discontinued operations	-	3,541,340	(3,541,340)	-100%	-	3,096,834	(3,096,834)	-100%
Net loss	(5,490,293)	(4,424,165)	(1,066,128)	24%	(15,447,822)	(10,329,502)	(5,118,320)	50%

Other comprehensive income (loss)
Items that may be subsequently reclassified to income:
Exchange (loss) gain on translation of foreign operations	(232,891)	124,571	(357,462)	-287%	(217,489)	50,986	(268,475)	-527%
Comprehensive loss	(5,723,184)	(4,299,594)	(1,423,590)	33%	(15,665,311)	(10,278,516)	(5,386,795)	52%

REVIEW OF OPERATIONS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2023 AND 2022

General and administrative

General and administrative expenses for the three and six months ended June 30, 2023 and 2022 are comprised of:

	For the three months ended June 30,				For the six months ended June 30,
	2023	2022	Change		2023	2022	Change
	$	$	$	%	$	$	$	%
Professional fees	814,488	1,696,127	(881,639)	-52%	1,408,774	3,828,504	(2,419,730)	-63%
General office, insurance and administration expenditures	691,102	1,373,775	(682,673)	-50%	1,313,418	1,845,298	(531,880)	-29%
Consulting fees	269,067	404,494	(135,427)	-33%	825,871	756,183	69,688	9%
Salaries, wages and benefits	465,899	577,682	(111,783)	-19%	1,095,926	1,156,032	(60,106)	-5%
Investor relations	100,158	1,036,673	(936,515)	-90%	347,550	1,327,843	(980,293)	-74%
Building and facility costs	-	107,594	(107,594)	-100%	-	519,954	(519,954)	-100%
Foreign exchange (gain) loss	(469,956)	496,110	(966,066)	-195%	(404,004)	246,617	(650,621)	-264%
	1,870,758	5,692,455	(3,821,697)	-67%	4,587,535	9,680,431	(5,092,896)	-53%
Allocated to:
Continuing operations	1,870,758	4,966,529	(3,095,771)	-62%	4,587,535	8,494,831	(3,907,296)	-46%
Discontinued operations	-	725,926	(725,926)	-100%	-	1,185,600	(1,185,600)	-100%

Professional fees

	For the three months ended June 30,				For the six months ended June 30,
	2023	2022	Change		2023	2022	Change
	$	$	$	%	$	$	$	%
Professional fees	814,488	1,696,127	(881,639)	-52%	1,408,774	3,828,504	(2,419,730)	-63%

Professional fees decreased from $1,696,127 to $814,488 or 52% and decreased from $3,828,504 to $1,408,774 or 63% for the three and six months ended June 30, 2023, respectively, compared to the equivalent periods in the prior year. The Company incurred $103,000 and $266,000 of legal fees directly related to non-recurring ligation expenses during the three and six months ended June 30, 2023, compared to $200,000 and $1,400,000 for the three and six months ended June 30, 2022. Professional fees fluctuate from period to period based on the nature of the transactions the Company undertakes.

General office, insurance and administration expenditures

General office, insurance and administration expenditures for the three and six months June 30, 2023 and 2022 are comprised of the following:

	For the three months ended June 30,				For the six months ended June 30,
	2023	2022	Change		2023	2022	Change
	$	$	$	%	$	$	$	%
Insurance, shareholders and public company costs	187,949	566,663	(378,714)	-67%	339,723	851,415	(511,692)	-60%
Travel, meals and entertainment	30,361	60,942	(30,581)	-50%	74,057	148,143	(74,086)	-50%
Office and general administrative	472,792	746,170	(273,378)	-37%	899,638	845,740	53,898	6%
General office, insurance and administration expenditures	691,102	1,373,775	(682,673)	-50%	1,313,418	1,845,298	(531,880)	-29%

Insurance, shareholders and public company costs

Insurance, shareholders and public company costs decreased from $566,663 to $187,949 or 67% and decreased from $851,415 to $339,723 or 60% for the three and six months ended June 30, 2023, respectively, compared to the equivalent periods in the prior year. These costs primarily consist of insurance and other related expenditures associated with being a publicly listed Company on the NASDAQ. For the three and six months ended June 30, 2023, the Company was able to reduce overall insurance expenses by segregating insurance polices for directors and officers from clinical trail liability insurance.

Travel, meals and entertainment

Travel, meals and entertainment expenses decreased from $60,942 to $30,361 or 50% and decreased from $148,143 to $74,057 or 50% for the three and six months ended June 30, 2023, respectively, compared to the equivalent periods in the prior year. Travel, meals and entertainment expenses fluctuate from period to period based on the nature of the transactions the Company undertakes.

Office and general administrative

Office and general administrative expenses decreased from $746,170 to $472,792 or 37% and increased from $845,740 to $899,638 or 6% for the three and six months ended June 30, 2023, respectively, compared to the equivalent periods in the prior year. Office and general administrative expenses may vary from period to period based on operational activities. For the three and six months ended June 30, 2023, the Company incurred expenditures of $335,000 and $721,000, relating to UNBUZZD™. The Company incurred selling costs of $584,000 related to the sale of the FV Facility and the Facility Property during the three and six months ended June 30, 2022.

Consulting fees

	For the three months ended June 30,				For the six months ended June 30,
	2023	2022	Change		2023	2022	Change
	$	$	$	%	$	$	$	%
Consulting fees	269,067	404,494	(135,427)	-33%	825,871	756,183	69,688	9%

Consulting fees decreased from $404,494 to $269,067 or 33% and increased from $756,183 to $825,871 or 9% for the three and six months ended June 30, 2023, respectively, compared to the equivalent periods in the prior year. Consulting fees include fees paid to individuals and professional firms who provide advisory services to the Company and fluctuate from period to period based on the nature of the transactions the Company undertakes.

Salaries, wages and benefits

	For the three months ended June 30,				For the six months ended June 30,
	2023	2022	Change		2023	2022	Change
	$	$	$	%	$	$	$	%
Salaries, wages and benefits	465,899	577,682	(111,783)	-19%	1,095,926	1,156,032	(60,106)	-5%

Salaries, wages and benefits expenses decreased from $577,682 to $465,899 or 19% and decreased from $1,156,032 to $1,095,926 or 5% for the three and six months ended June 30, 2023, respectively, compared to the equivalent periods in the prior year. The decrease is primarily due to a decrease in headcount for the three and six months ended June 30, 2023, compared to the three and six months ended June 30, 2022.

Investor relations

	For the three months ended June 30,				For the six months ended June 30,
	2023	2022	Change		2023	2022	Change
	$	$	$	%	$	$	$	%
Investor relations	100,158	1,036,673	(936,515)	-90%	347,550	1,327,843	(980,293)	-74%

Investor relations expenses decreased from $1,036,673 to $100,158 or 90% and decreased from $1,327,843 to $347,550 or 74% for the three and six months ended June 30, 2023, respectively, compared to the equivalent periods in the prior year. Investor relations expenses fluctuate from period to period based on the on the Company's business strategy. For the three and six months ended June 30, 2022, the Company incurred significant one-time costs related to investor relations and marketing activities undertaken.

Building and facility costs

	For the three months ended June 30,				For the six months ended June 30,
	2023	2022	Change		2023	2022	Change
	$	$	$	%	$	$	$	%
Building and facility costs	-	107,594	(107,594)	-100%	-	519,954	(519,954)	-100%

Building and facility costs decreased from $107,594 to $nil or 100% and decreased from $519,954 to $nil or 100% for the three and six months ended June 30, 2023, compared to the equivalent period in the prior year. Such costs include property taxes, security services, repairs and maintenance expenditures and utilities. All costs related to the Facility and the Facility Property that was sold during the period ended June 30, 2022.

Foreign exchange (gain) loss

	For the three months ended June 30,				For the six months ended June 30,
	2023	2022	Change		2023	2022	Change
	$	$	$	%	$	$	$	%
Foreign exchange (gain) loss	(469,956)	496,110	(966,066)	-195%	(404,004)	246,617	(650,621)	-264%

Foreign exchange loss (gain) decreased from loss of $496,110 and $246,617 to a gain of $469,956 and $404,004 for the three and six months ended June 30, 2023, respectively, compared to the equivalent periods in the prior year. The primary reason for the foreign exchange change was due to the change of the Canadian dollar relative to the US dollar and its impact on financial instruments denominated in the Canadian dollar.

External research and development fees

	For the three months ended June 30,				For the six months ended June 30,
	2023	2022	Change		2023	2022	Change
	$	$	$	%	$	$	$	%
External research and development fees	1,610,528	1,412,104	198,424	14%	3,922,124	2,349,156	1,572,968	67%

External research and development fees increased from $1,412,104 to $1,610,528 and increased from $2,349,156 to $3,922,124 for the three and six months ended June 30, 2023, respectively, compared to the equivalent periods in the prior year. For the three and six months ended June 30, 2023, the Company has incurred increased expenses related to its key compounds as it progresses in planned trials and development. For the six months ended June 30, 2023, the Company incurred approximately $1.1 million related to the Phase 1 clinical trial of Lucid-PSYCH in Australia.

Share-based payments

	For the three months ended June 30,				For the six months ended June 30,
	2023	2022	Change		2023	2022	Change
	$	$	$	%	$	$	$	%
Share-based payments	403,393	355,006	48,387	14%	3,609,928	438,167	3,171,761	724%

Share-based payments increased from $355,006 to $403,393 and increased from $438,167 to $3,609,928 for the three and six months ended June 30, 2023, respectively, compared to the equivalent periods in the prior year. Share-based payments change based on the variability in the number of options granted, vesting periods of the options, the number of PSUs granted, vesting periods of the PSUs, and the grant date fair values and share-based bonuses issued. During the six months ended June 30, 2023, the Company issued warrants for services for $1,231,980 and recognized $2,377,948 related to share-options and PSUs.

Depreciation and amortization

	For the three months ended June 30,				For the six months ended June 30,
	2023	2022	Change		2023	2022	Change
	$	$	$	%	$	$	$	%
Depreciation and amortization	1,107,318	1,132,364	(25,046)	-2%	2,237,289	2,233,519	3,770	0%

Depreciation and amortization decreased from $1,132,364 to $1,107,318 or 2% and increased from $2,233,519 to $2,237,289 or 0% for the three and six months ended June 30, 2023, respectively, compared to the equivalent periods in the prior year. Depreciation and amortization is primarily related to the amortization of intellectual property.

Impairment loss

	For the three months ended June 30,				For the six months ended June 30,
	2023	2022	Change		2023	2022	Change
	$	$	$	%	$	$	$	%
Impairment loss	3,839,523	-	3,839,523	100%	4,319,619	-	4,319,619	100%

For the three and six months ended June 30, 2023, the Company recognized an impairment loss of $3,839,523 and $4,319,619 related to licensed compound FSD-201 acquired through the Prismic acquisition and the Company's license agreement with Innovet Italia S.R.L. ("Innovet"). The impairment loss is related to the termination of any further clinical development of FSD-201 as the Company made a strategic decision to no longer pursue the development.

Interest income

For the three and six months ended June 30, 2023, interest income was $186,163 and $458,504 compared to $2,218 and $2,218, for the three and six months ended June 30, 2022. Interest income is primarily comprised of user fees earned on finance receivables and interest earned on Guaranteed Investment Certificates.

Gain on remeasurement of financial liability

For the three and six months ended June 30, 2023, the Company recognized a gain of $2,926,922 and $2,926,922 compared to $nil and a gain of $82,725 for the three and six months ended June 30, 2022. For the three and six months ended June 30, 2023, the gain is related to the Contract Research Organization Dispute.

Gain on change in fair value of derivative liability

In August 2020, the Company issued 2,762,430 Class B shares and 1,381,215 warrants to purchase Class B shares for total cash proceeds of $9,999,997. Each warrant is exercisable to purchase one Class B share of the Company at an exercise price of $4.26 per share and expires five years from the date of issuance.

The fair value of the warrants liability as at June 30, 2022 was $425,620, resulting in a gain on change in fair value of $97,264 and $339,783 for the three and six months ended June 30, 2022.

The fair value of the warrants liability as at June 30, 2023, was $122,351, resulting in a gain on change in fair value of $328,193 and $121,243 for the three and six months ended June 30, 2023.

Loss on changes in fair value of investments

The Company has various investments accounted for at fair value through profit or loss resulting in recognition of loss or gain as the fair value fluctuates.

		Balance at	Change in fair value	Balance at June
Entity	Instrument	December 31, 2022	through profit or loss	30, 2023
		$	$	$
Solarvest BioEnergy Inc.	Shares	221,490	(164,842)	56,648
Solarvest BioEnergy Inc.	Convertible debenture	177,192	(131,874)	45,318
A2ZCryptoCap Inc.	Shares	10,632	(4,590)	6,042
Lions Bay Fund	Shares	418,298	23,977	442,275
		827,612	(277,329)	550,283

REVIEW OF DISCONTINUED OPERATIONS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2022

The following table outlines our net loss from discontinued operations for the three and six months ended June 30, 2022:

	For the three months	For the six months
	ended June 30,	ended June 30,
	2022	2022
	$	$
Expenses
General and administrative	725,926	1,185,600
Total operating expenses	725,926	1,185,600

Loss from discontinued operations	(725,926)	(1,185,600)

Other income	(17,684)	(32,852)
Gain on sale of property and plant	(4,249,582)	(4,249,582)
Net gain from discontinued operations	3,541,340	3,096,834

General and administrative

	For the three months	For the six months
	ended June 30,	ended June 30,
	2022	2022
	$	$
General office and administration	625,810	649,874
Salaries, wages and benefits	(7,478)	15,772
Building and facility costs	107,594	519,954
	725,926	1,185,600

General and administrative expenses from discontinued operations decreased from $725,926 and $1,185,600 to $nil and $nil, respectively, for the three and six months ended June 30, 2023, compared to the equivalent periods in the prior year.

SELECTED QUARTERLY INFORMATION

The following table sets forth selected unaudited quarterly statements of operations data for each of the eight quarters commencing July 1, 2021 and ended June 30, 2023. The information for each of these quarters has been prepared on the same basis as the audited annual financial statements for the year ended December 31, 2022 and the financial statements for the period ended June 30, 2023. This data should be read in conjunction with our audited annual financial statements for the year ended December 31, 2022 and the financial statements for the period ended June 30, 2023. These quarterly operating results are not necessarily indicative of our operating results for a full year or any future period.

	June 30,	March 31,	December 31,	September 30,	June 30,	March 31,	December 31,	September 30,
	2023	2023	2022	2022	2022	2022	2021	2021
	$	$	$		$	$	$	$

Interest income	(186,163)	(272,341)	(300,018)	(65,499)	(2,218)	-	-	-
Net loss for the period	(5,490,293)	(9,957,529)	(6,148,441)	(7,128,885)	(4,424,165)	(5,905,337)	(6,347,723)	(5,790,925)
Net loss per share - basic	(0.14)	(0.26)	(0.16)	(0.19)	(0.11)	(0.15)	(0.16)	(0.16)
Net loss per share - diluted	(0.14)	(0.26)	(0.16)	(0.19)	(0.11)	(0.15)	(0.16)	(0.16)

FINANCIAL POSITION

	As at	As at
	June 30,	December 31,	Change
	2023	2022	$	%
ASSETS
Current assets
Cash and cash equivalents	5,670,847	16,980,472	(11,309,625)	-67%
Other receivables	369,024	374,377	(5,353)	-1%
Prepaid expenses and deposits	502,682	472,137	30,545	6%
Note receivables	230,839	-	230,839	100%
Finance receivables, net	2,322,368	-	2,322,368	100%
Net investment in lease	11,050	23,188	(12,138)	-52%
	9,106,810	17,850,174	(8,743,364)	-49%

Non-current assets
Equipment, net	95,574	105,729	(10,155)	-10%
Investments	550,283	827,612	(277,329)	-34%
Right-of-use asset, net	81,957	155,196	(73,239)	-47%
Finance receivables, net	6,005,719	7,431,656	(1,425,937)	-19%
Intangible assets, net	5,567,748	12,040,289	(6,472,541)	-54%
	12,301,281	20,560,482	(8,259,201)	-40%
Total assets	21,408,091	38,410,656	(17,002,565)	-44%

LIABILITIES
Current liabilities
Trade and other payables	5,318,810	7,108,419	(1,789,609)	-25%
Lease obligations	107,202	177,870	(70,668)	-40%
Warrants liability	122,351	243,594	(121,243)	-50%
Notes payable	300,549	300,549	-	0%
	5,848,912	7,830,432	(1,981,520)	-25%

Non-current liabilities
Lease obligations	9,911	38,004	(28,093)	-74%
Total liabilities	5,858,823	7,868,436	(2,009,613)	-26%

SHAREHOLDERS' EQUITY
Class A share capital	151,588	151,588	-	0%
Class B share capital	137,306,933	143,258,972	(5,952,039)	-4%
Warrant	3,235,495	2,142,400	1,093,095	51%
Contributed surplus	29,824,687	28,500,924	1,323,763	5%
Foreign exchange translation reserve	435,112	652,601	(217,489)	-33%
Accumulated deficit	(155,404,547)	(144,164,265)	(11,240,282)	8%
Total shareholders' equity	15,549,268	30,542,220	(14,992,952)	-49%
Total liabilities and shareholders' equity	21,408,091	38,410,656	(17,002,565)	-44%

Assets

Cash decreased by $11,309,625 or 67%, as a result of cash used in operating activities and financing activities during the period.

Other receivables decreased by $5,353 or 1%. Other receivables primarily consists of interest receivable and sales taxes recoverable.

Prepaid expenses and deposits increased by $30,545 or 6%, primarily related to payments made for the Company's insurance policies offset by a decrease in prepaids and deposits related to research and development.

Finance receivables increased by $896,431 or 12%, primarily due to additions made during the period, plus interest income less interest and principal payments.

Note receivables increased by $230,839 or 100%, due to the issuance of a promissory note.

Investments decreased by $277,329 or 34%, primarily due to the change in fair value of investments as a result of decreases in underlying share prices.

Intangible assets decreased by $6,472,541 or 54%, due to impairment of $4,319,619 and amortization expense of $2,152,922 incurred for the six months ended June 30, 2023.

Liabilities

Trade and other payables decreased by $1,789,609 or 25%, primarily due to the reduction in trade and other payables of approximately $2.9 million related to the reversal of accrued liabilities pertaining to a Contract Research Organization dispute following an arbitration decision, offset by an increase in balance due to the timing of payments.

The fair value of the warrants liability as at June 30, 2023, was $122,351 (December 31, 2022 - $243,594) resulting in a gain on change in fair value of $328,193 and $121,243 for the three and six months ended June 30, 2023. The fair value was determined using the Black-Scholes option pricing model and the following assumptions:

	June 30, 2023	December 31, 2022
Share price	$1.15	$0.79
Exercise price	$4.26	$4.26
Expected dividend yield	-	-
Risk free interest rate	4.54%	4.07%
Expected life	2.10	2.60
Expected volatility	66%	96%

Lease obligations decreased due to lease payments made during the period.

Shareholders' equity

Shareholder's equity decreased by $14,992,952 due to:

i) a decrease of $7,165,356 related to share buyback program offset by $1,180,070 for the issuance of common shares on PSU conversion and $33,247 for the issuance of common shares for share options exercised;

ii) an increase of $1,231,980 related to warrants issued during the period;

iii) a decrease of $217,489 related to the translation of foreign operations; and

iv) a decrease of $15,447,822 related to net loss, offset by $4,207,540 related to shares repurchased and cancelled during the period.

LIQUIDITY, CAPITAL RESOURCES AND FINANCING

The general objectives of our capital management strategy are to preserve our capacity to continue operating, provide benefits to our stakeholders and provide an adequate return on investment to our shareholders by continuing to invest in our future that is commensurate with the level of operating risk we assume. We determine the total amount of capital required consistent with risk levels. This capital structure is adjusted on a timely basis depending on changes in the economic environment and risks of the underlying assets. We are not subject to any externally imposed capital requirements.

The financial statements and this MD&A have been prepared on the basis of accounting principles applicable to a going concern, which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations. In making this assessment, management concluded that it has sufficient working capital as of June 30, 2023, in order to carry out its planned operations over the next twelve months.

The Company is in the preliminary stages of its planned operations and has not yet determined whether its processes and business plans are economically viable. The continuing operations of the Company are dependent upon the ability of the Company to complete the pharmaceutical research and development programs centered on the Company's two compounds and the development of UNBUZZD™.

As at June 30, 2023, the Company had cash of $5,670,847 representing a decrease of $11,309,625 from December 31, 2022. This decrease is primarily due to $8,263,030 of cash used in operating activities and $3,046,595 of cash used in financing activities.

Cash flows for the six months ended June 30, 2023 and 2022

	For the six months ended June 30,
	2023	2022
	$	$
Net cash provided by (used in):
Cash used in continuing operating activities	(8,263,030)	(13,348,496)
Cash used in discontinued operating activities	-	(1,142,982)
Cash used in operating activities	(8,263,030)	(14,491,478)

Cash used in continuing investing activities	-	(118,090)
Cash provided by discontinued investing activities	-	12,730,942
Cash provided by investing activities	-	12,612,852

Cash provided by (used in) financing activities	(3,046,595)	(1,761,994)

Net increase in cash during the period	(11,309,625)	(3,640,620)

Cash Flows Used in Operating Activities

Cash flows used in continuing operating activities for the six months ended June 30, 2023, were $8,263,030 compared to cash flows used in continuing operating activities of $13,348,496 for the six months ended June 30, 2022. Cash flows used in discontinued operating activities for the six months ended June 30, 2023, were $nil compared to cash flows used in discontinued operating activities of $1,142,982 for the six months ended June 30, 2022. The decrease in cash used in operating activities of $6,228,448 is primarily due to lower general and administrative expenses and elimination of cash used in discontinued operating activities.

Cash Flows provided by Investing Activities

Cash flows provided by investing activities for the six months June 30, 2023, were $nil compared to $12,612,852 for the six months ended June 30, 2022. The change is primarily due to a decrease in the additions of intangible assets, offset by the sale of investments during the six months ended June 30, 2022.

Cash Flows Used in Financing Activities

Cash flows used in financing activities for the six months ended June 30, 2023, were $3,046,595 compared to cash used in financing activities of $1,761,994 for the June months ended June 30, 2022. Financing activities primarily related to the share repurchase program.

CONTRACTUAL OBLIGATIONS

We have no significant contractual arrangements other than those noted in our financial statements.

OFF-BALANCE SHEET ARRANGEMENTS

We have no off-balance sheet arrangements other than those noted in our financial statements.

TRANSACTIONS WITH RELATED PARTIES

Key management personnel are those persons having the authority and responsibility for planning, directing and controlling activities of the entity, directly or indirectly.

Transactions with key management and directors comprised the following:

a. In fiscal 2023, the Company pays independent directors' compensation of C$60,000, with the chair of the audit committee receiving an additional C$20,000 and the chair of the compensation committee receiving an additional C$10,000. Director's compensation for the three and six months ended June 30, 2023, was $49,932 and $104,345 (2022 - $55,260 and $109,939).

b. During the six months ended June 30, 2023, the Company granted 400,000 (2022 - nil) PSUs to independent members of the Board of Directors. As at June 30, 2023, the PSUs had fully vested upon the filing of the MS Phase 1 IND on January 6, 2023.

c. During the six months ended June 30, 2023, the Company granted the previous interim CEO, the current CEO (formerly the President), the COO and the CEO of Lucid, 500,000 (2022 - nil) share options each with an exercise price of C$1.30 and an expiry date of January 25, 2028. All options were fully vested on grant. Each share option can be exercised to acquire one Class B Common Share.

d. During the six months ended June 30, 2023, the Company entered into a secured loan agreement with the CEO for C$1,200,000, with monthly payments of C$6,000 based on an annual interest rate of 6%. The loan matures on April 26, 2025, and is part of FSD Strategic Investments' portfolio of loans. The loan is secured by a second charge mortgage on the underlying residential property.

e. During the six months ended June 30, 2023, the Company issued 1,000,000 warrants for consulting services to certain independent members of the Board of Directors with a fair value of $533,206, prior to them joining the Board of Directors. The Company determined the fair value of the services received could not be measured reliably and determined the fair value using the Black-Scholes model.

Key management personnel compensation during the three and six months ended June 30, 2023 and 2022 is comprised of:

	For the three months		For the six months ended
	ended June 30,			June 30,
	2023	2022	2023	2022
	$	$	$	$
Salaries, benefits, bonuses and consulting fees	354,614	333,035	672,444	654,880
Share-based payments	286,835	303,595	2,344,616	309,672
Total	641,449	636,630	3,017,060	964,552

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from deposits with banks and outstanding other receivables and finance receivables. The Company trades only with recognized, creditworthy third parties.

The Company does not hold any collateral as security for its outstanding finance receivables but mitigates this risk by dealing only with, what management believes to be, financially sound counterparties and, accordingly, does not anticipate significant loss for non-performance. The loans are secured by residential or commercial properties and the Company is granted a first collateral charge mortgage on the properties for a sum equal to the interest payments plus the principal amount. The Company performs assessments on factors such as: timing of payments, loan to value ratios, communications with the borrower and external macro factors such as interest rates and economic conditions to mitigate risks.

Liquidity risk

Liquidity risk is the risk the Company will not be able to meet its financial obligations as they come due. The Company's exposure to liquidity risk is dependent on the Company's ability to raise additional financing to meet its commitments and sustain operations. The Company mitigates liquidity risk by management of working capital, cash flows, the issuance of share capital and if desired, the issuance of debt. The Company's trade and other payables and notes payables are all due within twelve months from the date of these financial statements.

If unanticipated events occur that impact the Company's ability to carry out the planned clinical trials, the Company may need to take additional measures to increase its liquidity and capital resources, including issuing debt or additional equity financing or strategically altering the business forecast and plan. In this case, there is no guarantee that the Company will obtain satisfactory financing terms or adequate financing. Failure to obtain adequate financing on satisfactory terms could have a material adverse effect on the Company's results of operations or financial condition.

Market risk

Market risk is the risk the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: foreign currency risk, interest rate risk and other price risk.

• Foreign currency risk

Foreign currency risk arises on financial instruments that are denominated in a currency other than the functional currency in which they are measured. The Company's primary exposure with respect to foreign currencies is from Canadian dollar denominated cash and trade and other payables. A 1% change in the foreign exchange rates would not result in any significant impact to the financial statements.

• Interest rate risk

Interest rate risk is the risk the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company's finance receivables are at fixed rates and there are no material long-erm borrowings outstanding. The Company is not exposed to interest rate risk as at June 30, 2023.

• Other price risk

Other price risk is the risk the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices (other than those arising from interest rate risk or currency risk), whether those changes are caused by factors specific to the individual financial instrument or its issuer, or factors affecting all similar financial instruments traded in the market. The Company is not exposed to other price risk as at June 30, 2023.

Fair values

The carrying values of cash, other receivables, trade and other payables and notes payable approximate fair values due to the short-term nature of these items or they are being carried at fair value or, for notes payable, interest payables are close to the current market rates. The risk of material change in fair value is not considered to be significant. The Company does not use derivative financial instruments to manage this risk.

Financial instruments recorded at fair value on the consolidated statement of financial position are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The Company categorizes its fair value measurements according to a three-level hierarchy. The hierarchy prioritizes the inputs used by the Company's valuation techniques. A level is assigned to each fair value measurement based on the lowest-level input significant to the fair value measurement in its entirety. The three levels of the fair value hierarchy are defined as follows:

• Level 1 - Unadjusted quoted prices as at the measurement date for identical assets or liabilities in active markets.

• Level 2 - Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

• Level 3 - Significant unobservable inputs that are supported by little or no market activity. The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The fair value hierarchy requires the use of observable market inputs whenever such inputs exist. A financial instrument is classified to the lowest level of the hierarchy for which a significant input has been considered in measuring fair value.

Private company investments measured at fair value are classified as Level 3 financial instruments. The valuation method and significant assumptions used to determine the fair value of private company investments have been disclosed in the financial statements. The Company did not hold any private company investments as of June 30, 2023. The Company's investment in the Lion's Bay Fund is measured at fair value and classified as Level 3. During the year, there were no transfers of amounts between levels.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Refer to Note 2 and Note 3 of the audited consolidated financial statements for the fiscal year ended December 31, 2022, for a full discussion of our critical accounting policies and estimates.

OUTSTANDING SHARE DATA

The Company is authorized to issue an unlimited number of Class A multiple voting shares ("Class A shares") and an unlimited number of Class B subordinate voting shares ("Class B shares"), all without par value. All shares are ranked equally with regards to the Company's residual assets.

The holders of Class A shares are entitled to 276,660 votes per Class A share held. Class A shares are held by certain Directors of the Company.

The Company's outstanding capital was as follows as at the date of this MD&A:

Class A shares	72
Class B shares	39,040,614
Share options	2,712,386
Warrants	11,780,997
PSUs	400,000

SUBSEQUENT EVENTS

Subsequent to June 30, 2023, the Company sold their investment in the Lions Bay Fund for gross proceeds of C$586,704.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

A.        Disclosure Controls and Procedures

We maintain disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which are designed to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms and that such information is accumulated and communicated to our management, including our CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

Under the supervision and with the participation of our CEO and CFO, our management has evaluated the effectiveness of our disclosure controls and procedures as of June 30, 2023, the end of the period covered by this report. Based on that evaluation, our CEO and CFO concluded that our disclosure controls and procedures were effective as of June 30, 2023.

The effectiveness of our disclosure controls and procedures and our internal control over financial reporting is subject to various inherent limitations, including cost limitations, judgments used in decision making, assumptions about the likelihood of future events, the soundness of our systems, the possibility of human error, and the risk of fraud. Moreover, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions and the risk that the degree of compliance with policies or procedures may deteriorate over time. Because of these limitations, there can be no assurance that any system of disclosure controls and procedures or internal control over financial reporting will be successful in preventing all errors or fraud or in making all material information known in a timely manner to the appropriate levels of management.

B.        Management's Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is the process designed by and under the supervision of our CEO and CFO to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of our financial statements for external reporting in accordance with accounting principles generally accepted in the United States of America. Management has evaluated the effectiveness of our internal control over financial reporting using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework (2013).

Under the supervision and with the participation of our CEO and CFO, our management has assessed the effectiveness of our internal control over financial reporting as of June 30, 2023 and concluded that it was effective.